Exhibit 16.1

GVILLI & CO. C.P.A. (isr)

August 26, 2010

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Re: Finotec Group, Inc.

Ladies/Gentlemen:       We were previously the independent registered public accounting firm for Finotec Group, Inc. and under the date of May 15, 2010, we reported on the consolidated financial statements of Finotec Group, Inc. and Subsidiaries as of January 31, 2010 and for each of the two years in the period ended January 31, 2010. On August 26, 2010, we were notified by Finotec Group, Inc. that they have engaged new auditors and our firm was dismissed. We have read statements of Finotec Group, Inc. included under Item 4.01(a) of its Form 8-K/A, specifically paragraphs one to five, expected to be filed on or about August 26 2010, and we agree with such statements.

Very truly yours,

/s/ Gvilli & Co.